Filed by Sphere 3D Corporation.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Overland Storage, Inc.
Commission File No.: 000-22071

Sphere 3D Closes $10.0 Million Underwritten Financing

Not for distribution in the United States or through United States wire services

Mississauga, ONTARIO – June 5, 2014 – Sphere 3D Corporation (TSXV-ANY, OTCQX: SPIHF) (“Sphere 3D” or the “Company”), developer of Glassware 2.0™ foundational thin client technology, announced today that it has closed its previously announced underwritten private placement financing for gross proceeds of $10,000,250 (the “Offering”).

As described in the Company’s press release dated May 15, 2014, the Offering consisted of an aggregate of 1,176,500 special warrants of the Company (each a “Special Warrant”) at a purchase price of $8.50 per Special Warrant. The Offering was led by Cormark Securities Inc. and the underwriting syndicate included Jacob Securities Inc. and Paradigm Capital Inc. (collectively, the “Underwriters”).

Each Special Warrant, upon exercise or deemed exercise, will convert into one unit of the Company (a “Unit”) with each Unit being comprised of one common share of the Company (a “Common Share”) and one-half of a Common Share purchase warrant of the Company (a “Warrant”). Each whole Warrant is exercisable at an exercise price of $11.50 per share for a period of two years from the closing date.

The Underwriters received a cash commission equal to 6% of the gross proceeds of the Offering. The Company has also reimbursed the Underwriters for reasonable fees and expenses incurred in connection with the Offering.

All securities issued in connection with the Offering are subject to a four-month hold period from the issuance date in accordance with the policies of the TSX Venture Exchange (the “TSXV”) and applicable Canadian securities laws. Sphere 3D intends to file a short form prospectus (the “Final Prospectus”) in each of the Provinces of British Columbia, Alberta and Ontario (collectively, the “Offering Jurisdictions”) qualifying the Units issuable upon exercise or deemed exercise of the Special Warrants by July 31, 2014, failing which the holder would be entitled to receive 1.05 Units upon exercise or deemed exercise of the Special Warrants. Any unexercised Special Warrants will be deemed to be automatically exercised on the earlier of: (i) the third business day following the day on which a final receipt is issued in the Offering Jurisdictions for the Final Prospectus qualifying the distribution of the Units; and (ii) October 6, 2014.

The offered securities pursuant to the Offering are not registered under the U.S. Securities Act of 1933 (the “Securities Act”) and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act.

Sphere 3D Contact:
Sphere 3D Corporation
Peter Tassiopoulos, Chief Executive Officer
Tel: (416) 749-5999
Peter.Tassiopoulos@Sphere3D.com

About Sphere 3D Corporation
Sphere 3D Corporation (TSX-V:ANY, OTCQX: SPIHF) is a Mississauga, Ontario based virtualization technology solution provider. Sphere 3D's V3 Systems division supplies the industry's first purpose built appliance for desktop virtualization. Sphere 3D's Glassware 2.0™ platform delivers virtualization of many of the most demanding applications in the marketplace today; making it easy to move applications from a physical PC or workstation to a virtual environment either on premise and/or from the cloud. Sphere 3D maintains offices in Mississauga, Ontario, Canada and in Salt Lake City, Utah, U.S. For additional information visit www.sphere3d.com or access the Company's public filings at www.sedar.com.

Forward-Looking Statements
This release contains forward-looking statements, including, without limitation, the filing of the Final Prospectus to qualify the Units issuable upon exercise of the Special Warrants. Forward-looking statements, without limitation, may contain the words believes, expects, anticipates, estimates, intends, plans, or similar expressions. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions and actual results could differ materially from those anticipated. Forward looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. In the context of any forward-looking information please refer to risk factors detailed in, as well as other information contained in the company's filings with Canadian securities regulators (www.sedar.com).

Neither TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Important Information for Investors and Stockholders

This announcement is for informational purposes only and does not constitute an offer to purchase, a solicitation of an offer to sell the shares of common stock of Overland Storage, Inc. (“Overland”) or a solicitation of any proxy, vote or approval. Sphere 3D Corporation (“Sphere 3D”) will file with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of Overland that also constitutes a prospectus of Sphere 3D. Sphere 3D and Overland also plan to file with or furnish other documents to securities regulatory authorities in Canada and the United States regarding the proposed transaction.

INVESTORS AND STOCKHOLDERS OF OVERLAND ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Anyone may obtain free copies of these documents when available free of charge under Sphere 3D’s profile on SEDAR at www.sedar.com, or by accessing Sphere 3D's website at www.sphere3d.com under the heading “Investors” and from Sphere 3D directly by contacting T. Scott Worthington, Chief Financial Officer: (416) 749-5999. Documents will also be available free of charge under Overland’s profile on EDGAR at www.sec.gov, or by accessing Overland’s website at www.overlandstorage.com under the heading “Investors” and from Overland directly by contacting Kurt Kalbfleisch, Chief Financial Officer: (858) 495-4211. Sphere 3D, Overland, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Overland in connection with the proposed Transaction. Information about the directors and executive officers of Overland is set forth in its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 14, 2014. Information about the directors and executive officers of Sphere 3D can be found in its 2014 management information circular dated April 25, 2014, which is available at www.sedar.com. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.